# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Flutter Entertainment plc, CIK 0001635327
CUSIP: IE00BWT6H894
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: ONE MADISON AVENUE, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 02/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001331271

## Reporting persons
- DART KENNETH BRYAN: type of reporting person: individual (IN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 32,667,404; sole dispositive power 0; shared dispositive power 32,667,404; aggregate amount beneficially owned 32,667,404 (18.6% of the class)
  Comment: The number of ordinary shares beneficially owned by each reporting person is reported as of the filing date, February 10, 2026.
- Candle Lake Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 32,667,404; sole dispositive power 0; shared dispositive power 32,667,404; aggregate amount beneficially owned 32,667,404 (18.6% of the class)
  Comment: The number of ordinary shares beneficially owned by each reporting person is reported as of the filing date, February 10, 2026.

## Item 1. Issuer
Name of issuer: Flutter Entertainment plc
Address of issuer's principal executive offices: ONE MADISON AVENUE, NEW YORK, NEW YORK, 10010.

## Item 2. Person Filing
Name of person filing:
(a) KENNETH B. DART
Mr. Dart is the beneficial owner of all of the outstanding shares of Candle Lake Limited.

(b) CANDLE LAKE LIMITED
Candle Lake Limited is the company that holds the securities reported herein.
Address of principal business office or, if none, residence:
(a) P. O. BOX 31300
GRAND CAYMAN KY1-1206 CAYMAN ISLANDS

(b)10 MARKET STREET, #773 CAMANA BAY,
GRAND CAYMAN, KY1-9006 CAYMAN ISLANDS
Citizenship:
(a) BRITISH OVERSEAS TERRITORY CITIZEN, CAYMAN ISLANDS
(b) CAYMAN ISLANDS

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 32,667,404. The filing of this Statement shall not be deemed an admission by either of the Reporting Persons of beneficial ownership for purposes of Section 13(d) or 13(g) or for any other purpose.
Percent of class: 18.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 32,667,404
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 32,667,404

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DART KENNETH BRYAN: Kenneth B Dart, Director (02/10/2026)
- Candle Lake Limited: Kenneth B Dart, Director (02/10/2026)